Form 6-K
No. (4)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of        June 2006,
Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: June 22, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, June 22, 2006 Page 1 of 1

Reporting of Outdoor Products operation in Electrolux Half-yearly Report 2006
The Outdoor Products operation was distributed under the name Husqvarna to Electrolux shareholders in June 2006. The results for this operation will be included in the Group’s interim report with reference to the period January-May. These results will be reported as discontinued operations in accordance with international accounting standards IFRS.
The above period’s results for Outdoor Products are reported in the Group’s income statement under the item “Income for the period from discontinued operations”, which means that preceding items in the income statement refer solely to Electrolux Indoor Products (see the sample income statement below). Similarly, in the cash-flow statement Outdoor Products will be reported under “Cash flow from discontinued operations”. The financial statements for corresponding periods in 2005 will be prepared in a similar manner.

Consolidated income statement
SEKm

Net sales
Cost of goods sold

Gross operating income
Selling expenses
Administrative expenses
Other operating income/expenses
Items affecting comparability

Operating income
Margin, %

Financial items, net

Income after financial items
Margin, %
Taxes

Income for the period from continuing operations

Income for the period from discontinued operations*)

Income for the period
*) For information on results for the first quarter of 2006 for Husqvarna see supplement to the prospectus for listing of Husqvarna on the Electrolux website.